SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K



(Mark One)

  [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999

                                OR

  [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____ to ____.



Commission file number     001-11519
                       ----------------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     PROFIT SHARING PLAN OF
        BINDLEY WESTERN INDUSTRIES, INC. AND SUBSIDIARIES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                BINDLEY WESTERN INDUSTRIES, INC.
                        8909 Purdue Road
                   Indianapolis, Indiana 46268

                      REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH
          FUND INFORMATION, AT DECEMBER 31, 1999 AND 1998

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
          BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED
          DECEMBER 31, 1999

     NOTES TO FINANCIAL STATEMENTS

SCHEDULES *:

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
          31, 1999 (SCHEDULE I)

     SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
          DECEMBER 31, 1999 (SCHEDULE V)

*NOTE - OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY ARE NOT
APPLICABLE.

(b)  Exhibits

     23 - Consent of Ent & Imler CPA Group, PC

                  INDEPENDENT AUDITORS' REPORT

To the Administrator and
 Administrative Committee of
 The Profit Sharing Plan of Bindley Western Industries, Inc.
 and Subsidiaries:

     We have audited the accompanying statements of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended
December 31, 1999 in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                         ENT & IMLER CPA GROUP, PC




Indianapolis, Indiana
June 8, 2000

                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
  ---------------------------------------------------------------------------
                               December 31, 1999
                               -----------------

                                                                     Fund Information
                        -------------------------------------------------------------------------------------------------------

                                    Victory                                            American
                                  Investment             Victory  Victory    American Washington
                            BWI     Quality   Victory    Special U.S. Gov't EuroPacific Mutual       PHC
                           Common    Bond    Balanced     Value  Obligations  Growth   Investors   Common     Loan
                           Stock     Fund      Fund       Fund       Fund     Fund       Fund       Stock     Fund    Total
                        ---------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
Assets

 Investments,
   at fair value:       $5,630,326 $639,605 $3,125,705 $1,065,612 $4,045,550 $824,938 $4,426,454 $4,437,065 $77,924 $24,273,179

 Receivables:
  Employer contributions   566,293   95,182    254,576    243,173    422,464  138,209    357,158          -       -   2,077,055
  Employee contributions     2,269      315        953        925        644      660      2,055          -       -       7,821

 Accrued investment
   income                      254        -          2          -          3        -          2         52       -         313
                        ---------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
   Total assets          6,199,142  735,102  3,381,236  1,309,710  4,468,661  963,807  4,785,669  4,437,117  77,924  26,358,368

 Liabilities

  Other liabilities         (9,825)       -          -          -          -        -          -          -       -      (9,825)
                        ---------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
   Net assets available
    for plan benefits   $6,189,317 $735,102 $3,381,236 $1,309,710 $4,468,661 $963,807 $4,785,669 $4,437,117 $77,924 $26,348,543
                        ========== ======== ========== ========== ========== ======== ========== ========== ======= ===========

  The accompanying notes are an integral part of these financial statements.

                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
  --------------------------------------------------------------------------
                               December 31, 1998
                               -----------------

                                                                   Fund Information
                           ---------------------------------------------------------------------------------------------
                                        Victory                                              American
                                      Investment            Victory    Victory   American  Washington
                                BWI    Quality    Victory   Special  U.S. Gov't EuroPacific  Mutual
                              Common     Bond    Balanced    Value   Obligations  Growth   Investors  Loan
                              Stock      Fund      Fund       Fund       Fund      Fund      Fund     Fund     Total
                           ----------- -------- ---------- ---------- ---------- -------- ---------- ------- -----------
Assets

 Investments,
   at fair value:          $12,435,255 $616,412 $2,730,113 $  966,719 $3,963,513 $449,721 $4,125,626 $76,092 $25,363,451

 Receivables:
  Employer contributions       428,802  105,578    279,662    201,110    251,399  113,594    411,815       -   1,791,960
  Employee contributions         2,401      406        938        928        467      592      1,924       -       7,656

 Accrued investment income         519        -        306      2,319          -        -          -       -       3,144
                           ----------- -------- ---------- ---------- ---------- -------- ---------- ------- -----------
   Total assets             12,866,977  722,396  3,011,019  1,171,076  4,215,379  563,907  4,539,365  76,092  27,166,211

 Liabilities

  Other liabilities                  -        -          -          -          -        -       (174)      -        (174)
                           ----------- -------- ---------- ---------- ---------- -------- ---------- ------- -----------
   Net assets available
    for plan benefits      $12,866,977 $722,396 $3,011,019 $1,171,076 $4,215,379 $563,907 $4,539,191 $76,092 $27,166,037
                           =========== ======== ========== ========== ========== ======== ========== ======= ===========

  The accompanying notes are an integral part of these financial statements.

                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------------
                               December 31, 1999
                               -----------------

                                                            Fund Information
                       --------------------------------------------------------------------------------------------------------
                                   Victory                                              American
                                  Investment            Victory    Victory    American Washington
                           BWI     Quality    Victory   Special   U.S. Gov't EuroPacific Mutual      PHC
                          Common     Bond     Balanced   Value   Obligations   Growth  Investors    Common    Loan
                          Stock      Fund       Fund      Fund        Fund      Fund      Fund      Stock     Fund    Total
                       ----------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
Contributions:
  Employer              $  566,293 $ 95,182 $  254,576 $  243,173 $  422,463 $138,209 $  357,158 $        - $     - $ 2,077,054
  Employee                 386,629   66,884    219,449    158,034    141,690   87,765    330,786          -       -   1,391,237
  Rollover                  57,804   38,443    139,343     32,461     35,107    3,863    127,896          -       -     434,917
                        ---------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
    Total contributions  1,010,726  200,509    613,368    433,668    599,260  229,837    815,840          -       -   3,903,208
                        ---------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
Investment Income:
  Interest and
    dividends               24,378   33,411    309,409     60,017        110   31,715    499,452      3,729   6,641     968,862
  Realized gains and
     losses                 69,842   (1,952)    42,102     (5,299)   121,929   26,205     84,928    196,032       -     533,787
  Net appreciation
    (depreciation)
    in fair value of
    investments         (5,998,766) (47,878)  (191,590)   (43,890)    39,755  222,461   (618,575) 2,890,163       -  (3,748,320)
                        ---------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
    Total investment
       income           (5,904,546) (16,419)   159,921     10,828    161,794  280,381    (34,195) 3,089,924   6,641  (2,245,671)
                       ----------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
      Total additions
        (deductions)    (4,893,820) 184,090    773,289    444,496    761,054  510,218    781,645  3,089,924   6,641   1,657,537

Distributions to
 participants             (157,632) (25,001)  (161,032)   (32,594)  (411,839) (38,860)   (88,328)  (104,735)(10,208) (1,030,229)
Administrative expenses    (31,506)  (1,169)    (3,126)    (1,629)    (6,231)  (1,072)    (4,418)   (11,960)      -     (61,111)
Net transfer (to) from
  other funds           (1,403,868) (35,896)   (34,304)   (80,140)     7,180   41,526    (28,000) 1,528,103   5,399           -
Distribution to Priority
  Healthcare Corporation
  and Affiliates Profit
  Sharing Plan and Trust  (190,834)(109,318)  (204,610)  (191,499)   (96,882)(111,912)  (414,421)   (64,215)      -  (1,383,691)
                       ----------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
Net increase (decrease)
  in net assets available
  for plan benefits     (6,677,660)  12,706    370,217    138,634    253,282  399,900    246,478  4,437,117   1,832    (817,494)

Beginning of year       12,866,977  722,396  3,011,019  1,171,076  4,215,379  563,907  4,539,191          -  76,092  27,166,037
                       ----------- -------- ---------- ---------- ---------- -------- ---------- ---------- ------- -----------
End of year            $ 6,189,317 $735,102 $3,381,236 $1,309,710 $4,468,661 $963,807 $4,785,669 $4,437,117 $77,924 $26,348,543
                       =========== ======== ========== ========== ========== ======== ========== ========== ======= ===========

  The accompanying notes are an integral part of these financial statements.

                     PROFIT SHARING PLAN OF
                BINDLEY WESTERN INDUSTRIES, INC.
                        AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS
              AS OF DECEMBER 31, 1999 AND 1998 AND
              FOR THE YEAR ENDED DECEMBER 31, 1999


NOTE 1 - DESCRIPTION OF THE PLAN

     The following brief description of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.


General

     The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is a combined profit sharing and pre-tax savings plan. The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Bindley Western Industries, Inc. and its Subsidiaries (the "Company").

     Effective January 1, 1994, the Company adopted the Prism
Prototype Plan and Trust (the "Prism Plan"), thereby amending and restating the Plan, which had originally been established January
1, 1979.


Participation

     Employees are eligible to participate in the Plan on January 1, April 1, July 1, or October 1, whichever comes first, after completing one year of service and attaining age twenty-one. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed not fewer than 1,000 hours of service.


Administration

     The Plan is administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.


Contributions and Allocations to Participants

     The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors.
The 1999 profit sharing contribution approximated $2,077,000.

     Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,000 for 1999. Participants may also make qualified rollover contributions to the Plan.

     Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year.

     Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 1999 and 1998, forfeited non-vested accounts totaled $263,685 and $392,746, respectively.

     Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.


Vesting and Distributions

     A participant's interest in their pre-tax employee contributions and the earnings thereon are 100% vested at all times.

     A participant's interest in their profit sharing account is vested as follows:

          Number of Years                       Percentage
          OF SERVICE                              VESTED

            Fewer than 3                               0%
            3                                         20%
            4                                         40%
            5                                         60%
            6                                         80%
            7 or more                                100%

     In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

     Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. Any loans issued prior to the adoption of the Prism Plan bear interest at a reasonable rate determined by the Committee. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

     All distributions to participants must be approved by the Committee.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accounts of the Plan are maintained on the accrual basis of accounting.


Investments and Investment Income

     Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

Payment of Benefits

     Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account.
Benefits are recorded when paid.

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

     The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. These investment programs range from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation/(depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.


Investment Options

     Under the Prism Plan, participants are able to direct their contributions among several investment options. The investment funds available to participants are as follows:

1. VICTORY INVESTMENT QUALITY BOND FUND - invests primarily in investment-grade bonds issued by corporations and the U.S.
Government and its agencies or instrumentalities.

2. VICTORY BALANCED FUND - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

3. VICTORY SPECIAL VALUE FUND - invests primarily in common stocks of small and medium-sized companies.

4. BINDLEY WESTERN INDUSTRIES COMMON STOCK FUND - invests in the common stock of the Company.

5. VICTORY U.S. GOVERNMENT OBLIGATIONS FUND - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

6. AMERICAN EUROPACIFIC GROWTH FUND - invests in small and large companies based in industrial nations as well as smaller, developing nations.

7. AMERICAN WASHINGTON MUTUAL INVESTORS FUND - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

8. PRIORITY HEALTHCARE CORPORATION COMMON STOCK FUND - one time investment in the common stock of Priority Healthcare
Corporation, resulting from the Bindley Western Industries, Inc.
January 1, 1999 spin-off.


Fund Transfers

     Transfers between funds result from participants redirecting their contributions between the funds listed above.


NOTE 4 - PARTY-IN-INTEREST

     Participants in the Plan may invest their contributions/account balances in a Bindley Western Industries, Inc. Common Stock Fund, which primarily holds shares of the Company's common stock. At December 31, 1999, this fund held 369,807 shares with a historical cost of $3,708,889 and a market value of $5,630,326. At December 31, 1998, this fund held 251,683 shares with a historical cost of $4,515,052 and a market value of $12,435,255.


NOTE 5 - INCOME TAX STATUS

     The Internal Revenue Service issued a determination letter on October 2, 1996 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - DIFFERENCE FROM FORM 5500

     At December 31, 1999, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.


NOTE 8 - PRIORITY HEALTHCARE CORPORATION SPIN-OFF

     As of January 1, 1999 Bindley Western Industries, Inc., distributed to its shareholders all of its common stock of Priority Healthcare Corporation. In addition the Plan holds shares of Bindley Western Industries, Inc. stock (in its stock fund), and received shares of Priority Healthcare Corporation stock in the spin-off. The account balances of Priority Healthcare Corporation employees were transferred to The Profit Sharing Plan of Priority Healthcare Corporation, after the spin-off was completed. The Bindley Western Industries, Inc. employees were permitted to continue to hold their investment position in Priority Healthcare Corporation however, they are not permitted to purchase any more Priority Healthcare Corporation stock.

                                                                   Schedule I
                                                        Item 27 (a) Form 5500
                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1999

                                                                                 Current
 Identity of Issue          Description of Investment                 Cost        Value
-----------------------   -------------------------------------  -----------  ------------
American EuroPacific      Registered Investment Company          $   581,618  $    824,938
  Growth Fund*

Victory Special Value     Registered Investment Company            1,120,165     1,065,612
  Fund*

Victory Balanced Fund*    Registered Investment Company            2,860,627     3,125,705

American Washington       Registered Investment Company            4,321,331     4,426,454
  Mutual Investors Fund*

Victory U.S. Government   Registered Investment Company            3,607,121     4,045,550
  Obligations Fund*

Bindley Western           Equity Securities of                     3,708,889     5,630,326
  Industries Common       Bindley Western Industries, Inc.
  Stock Fund*

Priority Healthcare Corp  Equity Securities of                     1,546,902     4,437,065
  Common Stock Fund       Priority Healthcare Corporation

Victory Investment        Registered Investment Company              673,321       639,605
  Quality Bond Fund*

Loans to participants (Interest rates of 8.25% to 9.25%)*             77,924        77,924
                                                                ------------  ------------
                                                                $ 18,497,898  $ 24,273,179
                                                                ============  ============

*Denotes party-in-interest.
   See auditors' report and accompanying notes to the financial statements.

                                                                   Schedule V
                                                        Item 27 (d) Form 5500
                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES
                       --------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------

                                                                                                  Current Value
                                            Number of                                              of Asset on
  Identity of                               Purchases/   Purchase    Selling Transaction           Transaction   Net Gain
 Party Involved     Description of Asset       Sales      Price       Price    Expenses    Cost       Date       or (Loss)
---------------------------------------------------------------------------------------------------------------------------------
Key Trust Company  Victory U.S. Government       75    $1,212,496                       $1,212,496 $1,212,496 $      -
  of Indiana, NA      Obligations Fund

Key Trust Company  American Washington Mutual    88     1,745,315                        1,745,315  1,745,315        -
  of Indiana, NA      Investors Fund

Key Trust Company  Bindley Western Industries    18     1,101,339                        1,101,339  1,101,339        -
  of Indiana, NA      Common Stock Fund

Key Trust Company  Victory Prime Obligation     213     2,308,883                        2,308,883  2,308,883        -
  of Indiana, NA      Money Market Fund

Key Trust Company  Victory U.S. Government       63                $1,159,001            1,037,072  1,159,001  121,929
  of Indiana, NA      Obligations Fund

Key Trust Company  Victory Prime Obligation     215                 2,278,089            2,278,089  2,278,089        -
  of Indiana, NA      Money Market Fund

Key Trust Company  American Washington Mutual    50                   607,413              522,485    607,413   84,928
  of Indiana, NA      Investors Fund

Key Trust Company  Bindley Western Industries    11                   209,276              139,866    209,276   69,410
  of Indiana, NA      Common Stock Fund

   See auditors' report and accompanying notes to the financial statements.

                           SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   PROFIT SHARING PLAN OF BINDLEY
                                   WESTERN INDUSTRIES, INC. AND
                                   SUBSIDIARIES

Date: June 27, 2000
                                By   /s/ Marion McDermott
                                   ----------------------------------
                                     Name:  Marion McDermott
                                     Title: Plan Administrator